[redacted]

08029099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8- 65577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PHOENIX SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 ROOSEVELT DRIVE
(No. and Street)

HILLSIDE, (City) NJ (State) 07205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANKLIN OGELE (973) 277-4239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Phoenix Securities, Inc.

We have audited the accompanying statement of financial condition of Phoenix Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 22, 2008

PHOENIX SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

ASSETS:	
Cash	$ 2,101
Receivable from clearing broker	20,000
Total Assets	$ 22,101
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Liabilities:	
Due to clearing broker	$ 5,609
Accounts payable and accrued expenses	1,120
Total Liabilities	6,729
Commitments and Contingencies	
Stockholders' Equity:	
Common stock, no par value; authorized 9,000 shares, issued and outstanding 900 shares	30,000
Additional paid-in capital	46,375
Retained earnings (deficit)	(61,003)
Total Stockholders' Equity	15,372
Total Liabilities and Stockholders' Equity	$ 22,101

The accompanying notes are an integral part of the financial statements.

PHOENIX SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2007

REVENUES:		
Other Income		$ 35,000
Total Revenues		35,000
COSTS AND EXPENSES:		
Other employee compensation and benefits	$ 5,000	
Regulatory fees	1,690	
Other operating expenses	8,310	
Total Expenses		15,000
Net Income		$ 20,000

The accompanying notes are an integral part of the financial statements.

PHOENIX SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2007	$ 30,000	$ 72,375	$(81,003)	$ 21,372
Capital Withdrawal - Net	-	(26,000)	-	(26,000)
Net Income	-	-	20,000	20,000
Balances – December 31, 2007	$ 30,000	$ 46,375	$(61,003)	$ 15,372

The accompanying notes are an integral part of the financial statements.

PHOENIX SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net income	$ 20,000
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in Operating Assets and Liabilities:	
Due to clearing broker	5,609
Prepaid expenses	780
Accounts payable and accrued expenses	(16,247)
Net Cash Provided by Operating Activities	10,142
Cash Flows from Financing Activities	
Capital contribution	4,000
Capital withdrawal	(30,000)
Net Cash (Used) by Financing Activities	(26,000)
(Decrease) in Cash and Cash Equivalents	(15,858)
Cash and Cash Equivalents - Beginning of Year	17,959
Cash and Cash Equivalents - End of Year	$ 2,101
Supplemental Cash Flow Disclosures:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business and Organization

Phoenix Securities, Inc., (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 2 - Receivable from Clearing Broker

Receivable from clearing broker consists of the following:

Clearing broker deposit receivable	$ 20,000

NOTE 3 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to $5,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2007 the Company's net capital was $15,372, which exceeded its minimum net capital requirement by $10,372 and its net capital ratio was 7%.

NOTE 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guideline. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At December 31, 2007, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 5 - Stockholders' Equity

During the year ended December 31, 2007, a stockholder withdrew $30,000 as a return of capital. Such withdrawal was charged to additional paid-in capital. In addition, such stockholder contributed $4,000 as additional paid in capital.

NOTE 6 - Income Taxes

At December 31, 2007, the Company has available federal net operating loss carry forwards to reduce future taxable income, if any, of approximately $60,000. The net operating loss carry forwards expire at various date through 2026.

At December 31, 2007, the Company has a deferred tax asset of approximately $24,000, representing the benefit of its operating loss carry forwards. The Company has not recorded a tax benefit because realization of the benefit is uncertain and therefore a valuation allowance has been fully provided against the deferred tax asset.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

PHOENIX SECURITIES, INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of December 31, 2007

CREDIT ITEMS:	
Total Stockholders' Equity	$ 15,372
DEBIT ITEMS:	-
Net Capital	15,372
Less: Minimum Net Capital Requirement	5,000
Remainder: Net capital in excess of all requirements	$ 10,372

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 1,120		
Divided by: Net Capital	$ 15,372	=	7%

Aggregate Indebtedness:

Accounts payable and accrued expenses	$ 1,120

SCHEDULE 2.

PHOENIX SECURITIES, INC.
Reconciliation of the Computation of Net Capital
As of December 31, 2007

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 18,226
Adjustments:	
Increase in due to clearing broker	(5,609)
Decrease in accrued expenses	2,755
Net capital - per report pursuant to Rule 17a-5(d)	$ 15,372

To the Board of Directors and Stockholders
Phoenix Securities, Inc.

In planning and performing our audit of the financial statements of Phoenix Securities, Inc. ("the Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Phoenix Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to and should not be used for any other purposes or by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 22, 2008

PHOENIX SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

CONTENTS

END